Exhibit 99.1

RETO ECO-SOLUTIONS, INC.

c/o Beijing REIT Technology Development Co., Ltd.

X-702, Runfeng Deshang, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

PROXY STATEMENT AND NOTICE OF
SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of	December 6, 2021
ReTo Eco-Solutions, Inc.	Beijing, China

To our shareholders:

It is my pleasure to invite you to our 2021 Special Meeting of Shareholders on December 17, 2021, at 1:00 P.M., Beijing Time (December 17, 2021, at 0:00 A.M., Eastern Time). The meeting will be held at our executive office at Building X-702, Runfeng Deshang, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

The matters to be acted upon at the meeting are described in the Notice of Special Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Hengfang Li
Hengfang Li
Chairman of the Board of Directors

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
RETO ECO-SOLUTIONS, INC.

TIME:	1:00 P.M., Beijing Time, on December 17, 2021 (0:00 A.M., Eastern Time, on December 17, 2021)

PLACE:	Building X-702, Runfeng Deshang, 60 Anli Road, Chaoyang District, Beijing People’s Republic of China 100101

ITEMS OF BUSINESS:

(1)	The disposition of REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd.

WHO MAY VOTE:

You may vote if you were a shareholder of record on December 1, 2021.

ANNUAL REPORT:

A copy of our 2020 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:

This notice and the proxy statement are first being mailed to shareholders on or about December 6, 2021.

By order of the Board of Directors,

/s/ Hengfang Li
Hengfang Li
Chairman of the Board of Directors

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IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the Annual Report to shareholders are available at: https://www.sec.gov/cgi-bin/browse-edgar?CIK=1687277.

ABOUT THE 2021 SPECIAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	The disposition of REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd.

Who is entitled to vote?

You may vote if you owned common shares of the Company as of the close of business on December 1, 2021. Each common share is entitled to one vote. As of December 1, 2021, we had 28,144,583 common shares outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have three voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that Internet and email voting will close at 11:59 p.m., Eastern standard Time, on December 16, 2021/12:59 p.m. Beijing Time on December 16, 2021.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposal 1 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

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What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s common shares as of December 1, 2021.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, at least one-third of our outstanding common shares as of December 1, 2021 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the shares of common shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The disposition of REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd. requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

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PROPOSAL ONE

DISPOSITION OF SUBSIDIARY

(ITEM 1 ON THE PROXY CARD)

The Board of Director has decided that it is the best interest of ReTo Eco-Solutions, Inc. (the “Company” or “Reto”) that two of the Company’s subsidiaries, Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”) and REIT Holdings (China) Limited (“REIT Holdings”) enter into an equity transfer agreement (the “Agreement”, a form of which is attached in Annex A) to sell 100% equity interest in REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd. (“REIT Changjiang”) (Beijing REIT and REIT Holdings, together, the “Sellers”) to Zhixin Group (Hong Kong) Co., Ltd. (“Zhixin Group”) and Xiamen Zhixin Construction Materials Co., Ltd. (“Xiamen Zhixin”) (Zhixin Group and Xiamen Zhixin, together, the “Purchasers”), subsidiaries of Zhixin Group Holding Limited, a public company listed on Hong Kong Stock Exchange (the “Buyers”) in exchange for a total consideration of RMB 60,000,000 (approximately $9,400,000) in cash. The Company, REIT Beijing, REIT Holdings, Zhixin Group and Xiamen Zhixin have also signed a promissory note, attached hereto as Annex B, which reflects the purchase price to be paid in accordance with the Agreement. The disposition of REIT Changjiang includes the disposition of REIT Changjiang’s wholly owned subsidiary, Hainan REIT Construction Engineering Co., Ltd. (” Hainan REIT”).

In making its decision, the Board took into account, among other things: the fact that REIT Changjiang had negative operating income in 2020 due to the disruption caused by the lockdown of Wuhan, Hubei Province, China, as one of the measures to prevent and control the spread of was a novel coronavirus outbreak, now known as COVID-19; the business outlook of REIT Changjiang; the current and future economic and competitive environment for REIT Changjiang; the weak financial viability of REIT Changjiang; and the analysis of Huayu Xinde (Beijing) Asset Appraisal Co., Ltd., which we had engaged for preparation of an appraisal report to the Board (the “Appraisal Report,” a copy of which is attached as Annex C).

Description of REIT Changjiang’s Business

REIT Changjiang is a China limited company, which is 84.32% owned by Beijing REIT and 15.68% owned by REIT Holdings. REIT Changjiang produces eco-friendly construction materials such as aggregates, bricks, pavers and tiles. It operates a plant in Changjiang County, Hainan Province. REIT Changjiang deems its construction materials as eco-friendly because they are produced from reclaimed fly-ash and iron mine tailings. Traditional bricks in China consist primarily of clay, which is mixed with water and silt, pressed into a mold for shaping, then fired in a kiln, or furnace. We use reclaimed fly-ash and iron tailings primarily as a substitute for clay. Through vibration technology, the finished products using these raw materials can come out with different shape and types. Since the whole production is cured without fire, we believe that this process has the benefits of less space required for production and less pollution generated to the environment. Samples of its eco-friendly construction materials also include

•	ground works materials, which assist in water absorption, flood control and water retention;

•	landscape retaining materials, which are mainly used for gardens, roads, bridges, city squares, retaining walls and slope construction;

•	hydraulic engineering materials, which can be used for hydraulic ecological projects such as slope protection and river transformation; and

•	wall materials, which are used for insulation, decoration, and for building walls.

Hainan REIT is an operating company in China and wholly owned subsidiary of REIT Changjiang. Its business scope includes the development and construction of municipal eco-friendly sponge city projects.

Background of and Reasons for the Disposition of REIT Changjiang

Starting in December 2019 in Wuhan, Hubei Province, China, there was a novel coronavirus outbreak, now known as COVID-19, which soon spread throughout China and all over the world. The Chinese government took various measures in Wuhan, including reduced travel and cancellation of meetings and events in December 2019.

As the spread became faster and more deadly, starting in January 2020, cities throughout China adopted mandatory lockdown and other restrictions such as quarantine and travel restriction. The lockdown halted almost all production where the measures were implemented and caused significant disruption to the economy. Accordingly, the customers of REIT Changjiang and Hainan REIT were greatly affected or even had their business suspended. The demand for REIT Changjiang’s services reduced significantly nationwide, as REIT Changjiang mainly serves small and medium-sized enterprises. Sales and marketing schemes were interrupted as well due to travel restrictions.

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Though the lockdown was gradually lifted in April 2020, the disruption caused by COVID-19 were significant for REIT Changjiang. The companies lost employees, suppliers and customers.

REIT Changjiang’s operation performance in 2021 has declined significantly compared to the performance of 2020. During the six months ended June 30, 2021, REIT Changjiang had sales revenue of US$527,694, a 20.1% decrease compared to sales revenue for the same period of 2020. Despite management’s effort to mitigate the impact, REIT Changjiang had a net loss of US$1,379,488 for the six months ended June 30, 2021.

REIT Changjiang’s operation performance is partly because customers of REIT Changjiang have also been negatively affected by the economic disruption as a result of COVID-19. With customers looking to cut cost on their operation, demand for REIT Changjiang’s products has significantly reduced. We do not expect the demand to recover in the foreseeable future.

REIT Changjiang are also facing fierce competition in the industry. The rapid development of eco-friendly businesses have substantially affected the market.

As a result, on November 12, 2021, in an effort to improve liquidity of the Company and more effectively implement the Company’s goal to improve the ecology with science and technology, the Board decided that it is advisable to dispose all its equity interest in REIT Changjiang and therefore to sell all of the assets and liabilities of REIT Changjiang and Hainan REIT.

Effects of the Disposition of REIT Changjiang

Immediately prior to the Disposition of REIT Changjiang, the corporate structure of Reto and its subsidiaries was as follows:

After entering into the Disposition of REIT Changjiang, the corporate structure is as follows:

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Procedure for Effecting the Disposition of REIT Changjiang

The total consideration was arrived at after arm’s length negotiations between the Purchasers and the Buyers and will be carried out in four tranches.

•	the first payment of RMB10,000,000 from Xiamen Zhixin to Beijing REIT will occur within 5 days of certain conditions (“First Payment Date”), such as obtaining approval of the acquisition from the board or shareholders of Zhixin Group Holding Limited (“Conditions Precedent Fulfillment Date”), are met;

•	the second payment of RMB 20,000,000 will be made from Xiamen Zhixin to Beijing REIT within 5 days of completion of all necessary industrial and commercial change registration or filing in respect of the acquisition by REIT Changjiang;

•	the third payment of RMB15,000,000 from Xiamen Zhixin to Beijing REIT shall occur within 90 days after the Conditions Precedent Fulfillment Date; and

•	the fourth payment of RMB5,590,200 made by Zhixin Xiamen to Beijing REIT and RMB 9,409,800 made by Zhixin Group to REIT Holdings within 180 days after the Conditions Precedent Fulfillment Date.

Within 10 business days from the First Payment Date, REIT Changjiang will complete all necessary registration and filing with relevant industry and commerce administration. Upon completion of the purchase, RETI Changjiang will become an indirect wholly-owned subsidiary of Zhixin Group Holding Limited.

Vote Required

Under British Virgin Islands law, the approval of the Disposition of REIT Changjiang required a majority of the votes cast at the meeting be voted “For” the proposal.

FINANCIAL INFORMATION

Consolidated Financial Statements of Reto

Our audited consolidated financial statements for the fiscal years ended December 31, 2020 and 2019, and the notes thereto, are included in our annual report on Form 20-F filed with the SEC on May 14, 2021 (the “Annual Report”) and incorporated by reference into this information statement.

Our unaudited consolidated financial statements for the six months ended June 30, 2021 and the notes thereto are included in our report of foreign private issuer on Form 6-K (the “Six-Month Report”) filed with the SEC on October 27, 2020 and incorporated by reference into this information statement.

Unaudited Pro Forma Consolidated Financial Information

We have prepared unaudited pro forma consolidated financial statements and notes thereto for Reto, giving effect to the Disposition of REIT Changjiang, included in the financial statements beginning on page F-2. The unaudited pro forma consolidated financial statements have been prepared from our historical consolidated financial statements and give effect to the Disposition of REIT Changjiang. There can be no assurance that the Disposition of REIT Changjiang will be consummated. The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2021 and for the fiscal years ended December 31, 2020 and 2019 have been prepared with the assumption that the Disposition of REIT Changjiang were completed as of the beginning of the applicable period.

The unaudited pro forma consolidated financial statements do not purport to present the financial position or results of operations of Reto had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements of Reto and the notes thereto contained in the Annual Report and Six-Month Report, which includes the audited financial statements for the fiscal years ended December 31, 2020 and 2019 and unaudited consolidated financial statements for the six months ended June 30, 2021.

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WE RECOMMEND THAT YOU VOTE FOR THE DISPOSITION OF REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd.

GENERAL

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, ReTo Eco-Solutions Inc., Building X-702, Runfeng Deshang, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, by calling (+86) 10-64827328 or via the Internet at http://en.retoeco.com/.

Shareholder Proposals

To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing no later than December 31, 2021. All written proposals should be submitted to: Secretary, ReTo Eco-Solutions Inc., Building X-702, Runfeng Deshang, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

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Annex A

Equity Transfer Agreement

About REIT MingSheng Environmental Construction Materials (Changjiang) Co., Ltd.

Beijing REIT Technology Development Co., Ltd. (Official Seal)

REIT Holdings (China) Co., Ltd. (Official Seal)

REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd. (Official Seal)

Xiamen Zhixin Construction Material Group Limited (Official Seal)

Zhixin Group (HK) Limited (Official Seal)

This Equity Transfer Agreement (hereinafter referred to as the “Agreement”) is executed by and between the following parties in Xiamen on November 12, 2021.

Party A1: Beijing REIT Technology Development Co., Ltd.

Unified Social Credit Identifier: 91110105700192592X

Legal Representative: Li Hengfang

Domicile: Room 1661, F6, Building 1, No. 208, Lize Zhongyuan Area 2, Wangjing New Industry Zone, Chaoyang District, Beijing

Party A2: REIT Holdings (China) Co., Ltd.

Director: Li Hengfang

Hong Kong Company No.: 740270

Registered Address: Room 1003, F10, Lippo Center, No. 89 Queensway, Hong Kong

(Party A1 and Party A2 are collectively referred to as “Party A”. For the purpose of the context, Party A shall also mean either party or both parties)

Party B1: Xiamen Zhixin Building Materials Co., Ltd.

Unified Social Credit Identifier: 91350211798074024R

Legal Representative: Ye Zhijie

Domicile: 1# No. 55, Guankou Avenue, Jimei District, Xiamen

Party B2: Zhixin Group (HK) Limited

Director: Ye Zhijie

Hong Kong Company No.: 2776890

Registered Address: Room 2, Building 3, Sino Plaza, No. 255-257 Gloucester Road, Causeway Bay, Hong Kong

(Party B1 and Party B2 are collectively referred to as “Party B. For the purpose of the context, Party B shall also mean either party or both parties)

Whereas:

1. REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd. is a limited liability company (hereinafter referred to as the “Target Company”) legally registered and established by Market Supervision Administration of Changjiang Li Autonomous County with a registered capital and paid-in capital of RMB 118.6 million yuan, respectively, and 100% held by Party A1 and Party A2, wherein Party A1 holds 84.317% of the Target Company’s equity (subscribed registered capital of RMB 100 million yuan and paid-in registered capital of RMB 100 million yuan, hereinafter referred to as “Underlying Equity 1” ), Party A2 holds 15.683% of the Target Company’s equity (subscribed registered capital of RMB 18.6 million yuan, paid-in registered capital of RMB 18.6 million yuan, hereinafter referred to as “Underlying Equity 2”), and Party A1 is wholly owned by Party A2.

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2. Party A1 intends to transfer the Underlying Equity 1 to Party B1 and Party B1 intends to accept the Underlying Equity 1, and Party A2 intends to transfer the Underlying Equity 2 to Party B2 and Party B2 intends to accept the Underlying Equity 2.

3. Both the Underlying Equity 1 and Underlying Equity 2 have been pledged and registered at Rural Credit Cooperative Association of Changjiang Li Autonomous County on August 14, 2018, and Rural Credit Cooperative Association of Changjiang Li Autonomous County has issued a written reply (herein referred to as the “Bank Confirmation”), which agreed to fully cooperate with the Target Company in this equity transfer, and requested that the Target Company cooperate with Party B in handling the pledge guarantee registration procedures for Party B to continue to provide pledge guarantee for the Underlying Equity 1 and 2 in accordance with the pledge contract involved in the original pledge.

4. Party A1 and Party A2 have made resolution of shareholder’s meeting of the Target Company, unanimously agreeing that Party A1 transfers the Underlying Equity 1 to Party B1, and Party A2 transfers the Underlying Equity 2 to Party B2, and both Party A1 and Party A2 agree to waive the preemptive right to the equity involved in the transfer of such equity.

Therefore, in accordance with the principle of equity and mutual benefit, the parties, through friendly negotiation, have reached the following agreement on matters related to the above equity transfer (hereinafter referred to as the “Equity Transfer”):

Article I Equity Transfer of the Target Company

1.1 Party A 1 agrees to transfer the Underlying Equity 1 to Party B1 at the price of RMB 50.5902 million yuan, and Party B1 agrees to purchase the Underlying Equity 1 at this price and under such conditions; Party A2 agrees to transfer the Underlying Equity 2 to Party B2 at the price of RMB 9.4098 million yuan, and Party B2 agrees to purchase the Underlying Equity 2 at this price and under such conditions.

1.2 After the Equity Transfer, the registered capital, equity structure and equity ratio of the Target Company are as follows:

Name of Shareholder	Subscribed Registered Capital (Ten thousand yuan/RMB)	Proportion of Subscribed Capital Contribution	Paid-in Registered Capital (Ten thousand yuan/RMB)	Proportion of Paid-in Capital Contribution
Xiamen Zhixin Construction Material Group Limited	10,000	84.317%	10000	84.317%
Zhixin Group (HK) Limited	1,860	15.683%	1860	15.683%
Total	11,860	100.000%	11860	100.000%

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1.3 Party B1 shall pay the equity transfer fee of RMB 10 million yuan to Party A1 within 5 days from the date when all the prerequisite conditions set forth herein are met and confirmed in writing by Party B (except for written exemption by Party B) (hereinafter referred to as the “date of satisfaction of the prerequisite”); Party B shall pay the equity transfer fee of RMB 20 million yuan to Party A1 in 5 days from the closing date; Party B 1 shall pay Party A 1 the equity transfer fee of RMB 15 million yuan in 90 days from date of satisfaction of the prerequisite; Party B 1 shall pay Party A1 the remaining equity transfer fee of RMB 5.5902 million yuan and Party B2 shall Pay Party A2 the equity transfer fee of RMB 9.4098 million yuan or foreign exchange of equivalent amount within 180 days from date of satisfaction of the prerequisite.

Party A 1’s account information for collecting the above equity transfer payment:

Account Name: Beijing REIT Technology Development Co., Ltd.

Account No.: 863180020510001

Opening Bank: China Merchants Bank Huizhongbeili Branch

Party A 2’s account for collecting the above equity transfer payment:

Account Name: Account designated by Party A2

Account No.: Account designated by Party A2

Opening Bank: Account designated by Party A2

Article II Prerequisite

2.1 Party A and the shareholders (board of shareholders) or directors (board of directors) of the Target Company and other authorized organizations have approved the Equity Transfer by resolution.

2.2 From the date of execution of this Agreement to the closing date, the financial condition of the Target Company remains basically the same, there is no material adverse change unsatisfactory to Party B, and the Target Company has not paid dividends and/or carried out any other activities other than normal production and business activities.

2.3 The representation, warranties and covenants of Party A are true, accurate in all respects, and there are no other omissions, or misleading content, and the Target Company and/or Party A have not breached any of their obligations under this Agreement on or before date of satisfaction of the prerequisite.

2.4 Each party has obtained any internal approvals; all permits and approvals from the relevant government or regulatory authorities and other relevant third parties necessary to enter into and execute this Agreement and all transactions conducted pursuant to this Agreement.

2.5 Party B has obtained Bank Confirmation.

2.6 Party B may waive the conditions other than above 2.1 and 2.4 by sending written notice to Party A at any time on such reasonable terms and conditions as Party B may determine.

Article III Basic Procedures for the Equity Transfer

3.1 On the signing date of this Agreement, Party A and the Target Company shall hand over the official seal and financial seal of the Target Company to Party B;

3.2 Within 10 business days from the date when Party B1 makes the first equity transfer payment to Party A1 (hereinafter referred to as the “Closing Date”), the Target Company shall complete all necessary registration/filing procedures for industrial and commercial changes with relevant administration for industry and commerce for the Equity Transfer, and each party shall provide full assistance and cooperation for this purpose.

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Article IV Taxes

4.1 Unless otherwise agreed herein, each party shall bear its own statutory taxes arising from the signing and performance of this Agreement, and neither party shall have any obligations of payment, withholding and remitting tax other than statutory obligations.

4.2 Expenses incurred in the registration and filing procedures of industrial and commercial alteration related to the Equity Transfer shall be borne by the Target Company.

Article V Representations and Warranties

5.1 Party B represents and warrants as follows:

(1) Party B is a limited liability company duly registered and existing under the laws of the place of incorporation.

(2) Party B warrants that after signing this Agreement, it will strictly abide by the provisions hereof and faithfully perform all obligations.

(3) Party B warrants that it shall cooperate in handling the pledge guarantee registration procedures required by Bank Confirmation to provide pledge guarantee for the Underlying Equity 1 and 2.

5.2 Party A represents and warrants as follows:

(1) Party A is a limited liability company duly registered and existing in accordance with the laws of the place of incorporation and has the right to sign this Agreement and perform the obligations hereunder; the Target Company is a limited liability company duly registered and existing and operating under the laws of the P.R.C.

(2) The name, goodwill, trademark and other related rights and interests owned by the Target Company before the signing of this Agreement shall be exclusively owned by the Target Company after the Equity Transfer.

(3) Except as disclosed by Party A to Party B, there is no unregistered/publicized security interest (including but not limited to any mortgage, pledge, lien, and other security rights) or third-party interest in any property owned by the Target Company prior to the execution of this Agreement.

(4) Except for the matters disclosed by Party A to Party B, any assets and resources used by the Target Company for business operation are obtained through legal agreements and other legal acts, which are true, valid a complete in all respects and without any legal obstacles or legal defects.

(5) All documents (including financial data and information) submitted to Party B are true, valid, and complete in all respects, and accurately reflect the situation of the Target Company and its existing shareholders.

(6) Except for the matters disclosed by Party A to Party B, the Target Company does not engage in or participate in any acts in violation of Chinese laws and regulations which may result in the revocation of its business license, fine or other administrative punishment or legal sanction of the Target Company.

(7) Party A does not conceal or make false/misrepresent to Party B with respect to any litigation, arbitration, investigation, and administrative proceedings that are closed, pending and may arise in connection with the Target Company and its shareholders. The Target Company does not have any existing or potential material debts, lawsuits, claims or liabilities that Party A and the Target Company have not disclosed to Party B. Otherwise, Party A shall be responsible for compensating Party B for all liabilities incurred by the Target Company.

(8) Any support or assistance provided by Party A to the Target Company prior to the signing of this Agreement shall remain available during the existence of the Target Company, including but not limited to technical personnel assignment and support, technical problem support and assistance (the Target Company shall, to a reasonable extent, keep Party A’s undisclosed commercial and technical secretes confidential), use of assets, and at the request of the Target Company, Party A shall, within two years after the Closing Date, permit the Target Company to use all patents and trademarks (see the attached List of Licensed Use of Intellectual Property Rights), and other intellectual property rights related to the business of the Target Company that Party A owns or has the right to grant for free. Such patents and trademarks shall be permitted by general license, and the Target Company shall only use them for its own business needs, who shall not sublicense any third party without the consent of Party A. If the Target Company suffers any loss due to its use of relevant trademarks, patents and other intellectual property rights as agreed herein, Party A agrees to compensate the Target Company in full amount as required.

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(9) Except for the Target Company, Party A and/or its affiliates (including but not limited to Party A’s shareholders and enterprises invested/enterprises that Party A and its shareholders take stake in) shall not engage in the same or similar business scope as the Target Company within Hainan Province.

(10) Party A warrants that the equity it holds in the Target Company is Party A’s real investment in the Target Company and is legally owned by Party A, and Party A has the full right to dispose of the equity. The equity has not been frozen or auctioned by the people’s court, and there is no mortgage, pledge, guarantee or other limitation/defect that may affect the interests of Party B that is not disclosed in the National Enterprise Credit Information Disclosure System. Party A will not dispose of the equity in any way that may affect the interests of Party B, such as transfer, donation, mortgage, pledge, guarantee, etc. prior to the completion date of registration of industrial and commercial change related to the Equity Transfer (hereinafter referred to as the “Registration Date”).

5.3 Unless Party B’s written consent is obtained, during the period from the signing date of this Agreement to the Registration Date, Party A undertakes to cause the Target Company to:

(1) Ensure that the business of the Target Company is carried out normally and that no action is taken that may adversely affect the Target Company. Party A and the Target Company will take all reasonable measures to maintain the goodwill of the Target Company and will not do anything that may damage the rights and interests of the Target Company and Party B.

(2) The Target Company will not enter into any agreements or commitments that go beyond the normal scope of its business or of material significance. The Target Company and Party A shall not take the following actions:

(a) Amending the Articles of Association of the Target Company or any other documents or agreements relating to the Articles of Association or business operation of the Target Company;

(b) Changing the nature and scope of the Target Company’s business;

(c) Selling, transferring, leasing, licensing or disposing of any material part of the business, property or assets of the Target Company.

(d) Entering into any contract of labor, consultant or consulting contract with any person or making any modification of the conditions of employment of any employee or consultant;

(e) Making any guarantee, mortgage, indemnity, warranty or similar liability agreement for Party A and any third party;

(f) Entering into any new loan agreement or amending any loan document;

(g) Entering into any cooperative, partnership or profit distribution agreement with Party A and any third party;

(h) Leasing or agreeing to lease or in any way waiving all or part of the right to use or ownership of the property owned or used by the Target Company; transferring, licensing others to use the Target Company’s technology patents and trademarks.

(i) Conducting any matters detrimental to the financial position and business development of the Target Company.

5/10

5.4 After Party A has handed over the official seal and financial seal of the Target Company to Party B when this Agreement is signed, Party B undertakes that, unless Party A’s written consent is obtained, from the date of signing the Agreement to the Registration Date, it will cause the Target Company to:

(1) Ensure that the business of the Target Company is carried out normally and that no action is taken that may adversely affect the Target Company. Party A and the Target Company will take all reasonable measures to maintain the goodwill of the Target Company and will not do anything that may damage the rights and interests of the Target Company.

(2) Party B will not use the official seal of the Target Company to enter into any agreements or commitments that go beyond the normal scope of its business or of material significance, and Party B shall not take the following actions:

(a) Amend the Articles of Association of the Target Company or any other documents or agreements relating to the Articles of Association or business operation of the Target Company; Articles of Association and documents/agreements relating to the Equity Transfer and matters concerning it are not restricted by this article;

(b) Change the nature and scope of the Target Company’s business;

(c) Sell, transfer, lease, license or dispose of any material part of the business, property or assets of the Target Company;

(d) Enter into any contract of labor, consultant or consulting contract with any person or making any modification of the conditions of employment of any employee or consultant;

(e) Make any guarantee, mortgage, indemnity, warranty or similar liability agreement for Party B and any third party;

(f) Enter into any new loan agreement or amending any loan document;

(g) Enter into any cooperative, partnership or profit distribution agreement with Party B and any third party;

(h) Lease or agree to lease or in any way waiving all or part of the right to use or ownership of the property owned or used by the Target Company; transferring, licensing others to use the Target Company’s technology patents and trademarks;

(i) Institute proceedings or arbitration with any person or accepting any mediation or settlement in the matter in dispute;

(j) Conduct any matters detrimental to the financial position and business development of the Target Company.

5.5 Party A and the Target Company undertake to take all necessary actions to assist the Target Company to complete all procedures for approval and change of registration related to the Equity Transfer.

5.6 Considering that Party B’s holding company, Zhixin Group Holdings Co., Ltd. (hereinafter referred to as “Zhixin Group”), is a limited listed company on the Stock Exchange of Hong Kong, Party A and the Target Company undertake to use their best efforts to assist Party B and Zhixin Group in complying with any disclosure obligations with respect to this Agreement and the transactions hereunder, including but not limited to Zhixin Group shall issue an announcement in accordance with the Listing Rules of the Stock Exchange of Hong Kong Limited, providing Party B and Zhixin Group with all necessary disclosure information concerning Party A and the Target Company. Party A and the Target Company undertake and warrant that all information provided to Party B or Zhixin Group in accordance with the Clause 5.5 is true and accurate in all respects and is not misleading. Considering that the indirect shareholder of Party A is an overseas listed company, Party B undertakes to use its best efforts to assist Party A in complying with any statutory disclosure obligations under this Agreement and the transactions hereunder and under the rules of the listing place.

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5.7 Party A shall bear all economic and legal liabilities arising from Party A and the Target Company’s breach of the above representations and warranties and indemnify Party B for any direct and indirect losses caused by such breach. Party B shall bear all economic and legal liabilities arising from Party B’s breach of the above representations and warranties, and indemnity Party A for any direct and indirect losses caused by Party B’s breach of the above representations and warranties.

Article VI Confidentiality

6.1 Except as otherwise agreed herein, either party hereto (the “Receiving Party) shall keep confidential all confidential information about its business, financial condition and other confidential matters and proprietary information (hereinafter referred to as the “Confidential Information”) obtained from other parties (the “Disclosing Party); Confidential Information shall not be disclosed to any person or entity except to its employees and consultants who need to know the Confidential Information in the performance of their duties. Statements and disclosures made by each party and its current listed group (even without the consent of the other party and/or the Target Company) as stipulated and/or required by law and/or any regulatory authority (including but not limited to the Stock Exchange of Hong Kong Limited and NASDAQ) shall not be subject to the foregoing restrictions.

6.2 The provisions of Article 6.1 above shall not apply to the following information:

(1) Information that can prove to have been known to the Receiving Party before the Disclosing Party discloses it to the Receiving Party as confidential information.

(2) Information that becomes public knowledge other than as a result of a breach of this Agreement by the Receiving Party.

(3) Information received by the Receiving Party from a third party under no obligation of confidentiality.

6.3 Party A, the Target Company before the Closing Date and the directors, supervisors, senior management and other employees of their respective affiliates shall also comply with the confidentiality obligations set forth in this Article. Any breach of the aforesaid confidentiality obligation by such persons shall be deemed as breach of the aforesaid confidentiality by Party A, and Party A shall indemnify Party B accordingly. Party B, the Target Company after the Closing Date and the directors, supervisors, senior management and other employees of their respective affiliates shall also comply with the confidentiality obligations set forth in this Article. Any breach of the aforesaid confidentiality obligation by such persons shall be deemed as a breach of the aforesaid confidentiality by Party B, and Party B shall indemnify Party A accordingly.

Article VII Responsibility for Breach of Contract

7.1 Any breach of this Agreement by the contracting party, including but not limited to breach of the representations and warranties made by the party in Article 5, shall constitute breach of this Agreement, and the contracting party shall take the liability for breach of agreement. If more than on party breaches the Agreement, the party who is in violation of the agreement shall bear the responsibility arising from its own breach. The scope of liability for breach of agreement shall be limited to all actual and foreseeable losses caused to other parties due to breach of the Agreement, which are permitted by law.

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Article VIII Governing Law and Dispute Resolution

8.1 This Agreement shall be governed by the laws of China, and the formation, validity, interpretation and performance of this Agreement and the resolution of disputes arising therefrom shall be applicable to laws of China.

8.2 All disputes arising from the performance of this Agreement shall first be sought for settlement through friendly consultation. If no settlement can be reached, either party may initiate arbitration to Hainan International Court of Arbitration. The arbitration award shall be final and binding upon all parties. Each party shall use their best efforts to bring about the timely enforcement of any such arbitral award and provide any necessary assistance in this regard.

Article IX Miscellaneous

9.1 This Agreement shall come into force upon signature and seal of the parties and signature of their authorized representative.

9.2 This Agreement can be modified only by written documents signed by each party.

9.3 The invalidity of any provision of this Agreement shall not affect the validity of any other provision of this Agreement.

9.4 This Agreement is made in five copies, with each party keeping one copy and the Target Company keeping one copy, all copies shall have the same legal effect.

9.5 For matters not covered herein, the parties shall sign a supplementary agreement in accordance with the principles and spirit of this Agreement. The supplementary agreement signed shall be an integral part of this Agreement and has the same legal effect as this Agreement.

9.6 The Equity Transfer Agreement submitted by the Target Company to the industrial and commercial registration authority for registration of industrial and commercial changes regarding the equity transfer shall only be used for the application of industrial and commercial registration. In case of any inconsistency with the provisions hereof, the provisions hereof shall prevail.

Party A 1 (Seal):	Party A 1 (Seal):

Beijing REIT Technology Development Co., Ltd. (Official Seal)	REIT Holdings (China) Co., Ltd. (Official Seal)

Legal Representative (Signature):	Director (Signature):

Li Hengfang	Li Hengfang

Party B 1 (Seal):	Party B 2 (Seal):

Xiamen Zhixin Construction Material Group Limited (Offiical Seal)	Zhixin Group (HK) Limited (Official Seal)

Legal Representative (Signature):	Director (Signature):

(Ye Zhijie)	(Ye Zhijie)

8/10

Attachment: List of Licensed Use of Intellectual Property Rights

1. Trademark

S/N	Right Holder	Registration No.	Trademark Name /Graphics	Class No.	Valid until	Trademark Status
1	Party A 1	15560279		7	June 20, 2026	Have registered
2	Party A 1	15556895		7	Feb. 13, 2026	Have registered
3	Party A 1	15555715		8	Dec. 6, 2025	Have registered
4	Party A 1	15553196		7	June 20, 2026	Have registered
5	Party A 1	9393209		19	Oct. 6, 2022	Have registered
6	Party A 1	1641683		7	Sep. 27, 2031	Have registered
7	Party A 1	1641684		7	Sep. 27, 2031	Have registered

9/10

2. Patent

S/N	Patent Name	Patent Name	Application Date	Date of Authorization Annoucement	Patent No.
1.	Industrial design	Floor tile	Nov. 8, 2016	Mar. 29, 2017	ZL 2016 30541998.6
2.	Industrial design	Floor tile	Nov. 8, 2016	Mar. 29, 2017	ZL 2016 30542388.8
3.	Industrial design	Slope protection block	Nov. 8, 2016	May 24, 2017	ZL 2016 30542207.1
4.	Industrial design	Slope protection block	Nov. 8, 2016	May 10, 2017	ZL 2016 30542295.5
5.	Industrial design	Slope protection block	Nov. 8, 2016	May 10, 2017	ZL 2016 30542296.X
6.	Industrial design	Slope protection block	Nov. 8, 2016	May 24, 2017	ZL 2016 30542514.X
7.	Industrial design	Slope protection block	Nov. 8, 2016	May 17, 2017	ZL 2016 30542294.0
8.	Industrial design	Slope protection block	Nov. 8, 2016	May 24, 2017	ZL 2016 30542168.5
9.	Industrial design	Slope protection block	Dec. 6, 2016	May 24, 2017	ZL 2016 30595820.X
10.	Industrial design	Floor tile	Dec. 26, 2016	Apr. 26, 2017	ZL 2016 30647497.6
11.	Industrial design	Floor tile	Dec. 26, 2016	May 10, 2017	ZL 2016 30647499.5
12.	Industrial design	Floor tile	Dec. 26, 2016	Apr. 26, 2017	ZL 2016 30647901.X
13.	Industrial design	Slope protection block	Dec. 26, 2016	Aug. 22, 2017	ZL 2016 30647059.X
14.	Industrial design	Floor tile	Dec. 26, 2016	June 9, 2017	ZL 2016 30647060.2
15.	Industrial design	Slope protection block	Dec. 26, 2016	Aug. 22, 2017	ZL 2016 30647454.8
16.	Industrial design	Slope protection block	Oct. 12, 2017	Mar. 9, 2018	ZL 2017 30485349.3
17.	Industrial design	Pavement brick	Oct. 12, 2017	Mar. 9, 2018	ZL 2017 30485097.4
18.	Industrial design	Building block	May 17, 2018	Oct. 23, 2018	ZL 2018 30227094.5

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ANNEX B

Promissory Note

PRINCIPAL AMOUNT: RMB 60,000,000

November 30, 2021

FOR VALUE RECEIVED, the undersigned, jointly and severally (collectively “Purchasers”), hereby unconditionally promises to pay to the order of Beijing REIT Technology Development Co., Ltd. and REIT Holdings (China) Limited (collectively “Sellers”), the principal amount of RMB 60,000,000, or approximately US$9,400,000 (the “Principal Amount”), in connection to the acquisition of REIT MingSheng Environmental Building Materials (Changjiang) Co., Ltd. (“REIT Changjiang”), a limited liability company formed under the laws of the People’s Republic of China. , as provided in this Promissory Note (this “Note”).

No interest shall accrue on the unpaid principal balance of this Note.

1.	Payments shall commence upon fulfillment of all the Conditions as set out below and the Purchasers having confirmed the same in writing (the ’‘Conditions Precedent Fulfillment Date’’).

2.	Conditions:

a.	Each of the Sellers and REIT Changjiang has passed the shareholders’ or board resolutions to approve the acquisition of REIT Changjiang.

b.	All parties thereto shall have obtained the internal approval or the consents permits, authorizations and approvals from the relevant governmental or regulatory authorities that are necessary and expedient to the signing and execution of the Sale and Purchase Agreement and the transactions contemplated thereunder.

3.	The first payment of RMB10,000,000 from the Purchasers to the Sellers shall be payable in cash within five (5) days after the Conditions Precedent Fulfillment Date (the “First Payment Date”).

4.	The second payment of RMB 20,000,000 shall be payable from the Purchasers to the Sellers within five (5) days after the 10th business day from the First Payment Date.

5.	The third payment of RMB15,000,000 shall be payable from the Purchasers to the Sellers within ninety (90) days after the Conditions Precedent Fulfillment Date.

6.	The fourth payment of RMB15,000,000 shall be payable from the Purchasers to the Sellers within one hundred eighty (180) days after the Conditions Precedent Fulfillment Date.

1

7.	Purchasers shall have the right to prepay all or any portion of the Principal Amount at any time during the term of this Note.

8.	Purchasers shall make every effort, including but not limited to disposing the assets owned by the Purchasers, to ensure the fulfillment of the payment obligation under the Note.

9.	If Purchasers fail to pay any amount of the Principal Amount when due, Sellers may, by written notice to the Purchasers, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding. Sellers may exercise any or all of their rights, powers, or remedies under the Note or applicable law or available in equity.

10.	THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF HONG KONG SAR, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

11.	Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.	Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Purchasers and the Sellers.

13.	No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

IN WITNESS WHEREOF, Purchasers, intending to be legally bound hereby, have caused this Note to be duly executed as deed by the undersigned on the day and year first above written

Purchasers

Zhixin Group (HK) Limited

Xiamen Zhixin Construction Materials Group Limited

Accepted by:

Sellers

________________________________________

Beijing REIT Technology Development Co., Ltd.

__________________________________

REIT Holdings (China) Limited

2

ANNEX C

The asset appraisal report is prepared in accordance with China’s Standards for Asset Appraisal

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

Appraisal Report

Huayu Xinde PZ [2021] No.J-6266

(One volume, volume 1)

Huayu Xinde (Beijing) Asset Appraisal Co., Ltd.

November 23, 2021

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

Contents

STATEMENT		1

SUMMARY		2

APPRAISAL REPORT		3

I.	Overview of the client, the appraisal object and other users of this report agreed in the asset appraisal contract	3

II.	Purpose of appraisal	4

III.	Object and Scope af Appraisal	4

IV.	Type of Value	5

V.	Base Date of Appraisal	5

VI.	Basis of Appraisal	5

VII.	Appraisal Methods	7

VIII.	Appraisal Process And Relevant Circumstances	12

IX.	Appraisal Assumptions	14

X.	Conclusion	14

XI.	Special Notes	16

XII.	Notes on Restrictions on the Use of the Report	17

XIII.	Date of Appraisal Report	17

List of Annexes to the Asset Appraisal Report		19

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

Statement

1.  The asset appraisal report is prepared in accordance with the Standards for Basic Asset Appraisal issued by the Ministry of Finance and the Asset Appraisal Practice Standards and Professional Ethics issued by the China Appraisal Society.

2.  The client or other users of this report shall use it in accordance with the provisions of laws and administrative regulations and the scope of use specified in this report; if the client or other users of the report violate the above-mentioned provisions when using it, the asset appraisal agency and its appraisers shall not be held responsible.

This asset appraisal report is for the use of the client, other users of the report agreed in the asset appraisal contract and the users defined by laws and administrative regulations only. Other agencies or individuals shall not use this asset appraisal report.

The asset appraisal agency and its appraisers kindly remind the users of this report to understand the conclusions correctly. The conclusions do not equate to the appraisal object’s realizable price, and it shall not be deemed as the guarantee for such realizable price.

3.  The asset appraisal agency and its appraisers abide by laws, administrative regulations, and asset appraisal standards, adhere to the principle of independence, objectivity and fairness, and take responsibilities for the asset appraisal report according to law.

4.  The relevant assets shall be declared by the client and the appraisal object, and shall be confirmed by signature, seal or other methods permitted by law. The appraisal object shall be responsible for the authenticity, completeness, and legitimacy of the information provided by it.

5.  The asset appraisal agency and its appraisers do not have existing or expected interest relations with the appraisal object in the report; do not have existing or expected interest relations with nor prejudice against any relevant party.

6.  The asset appraisers have conducted an on-site investigation of the appraisal object in the report and relevant assets; paid due attention to the legal ownership of the appraisal object and relevant assets; examined the legal ownership documents concerning the appraisal object and relevant assets; truthfully disclosed the problems found during the investigation, and requested the client and other relevant parties to improve the property rights to meet the requirements for issuing the asset appraisal report.

7.  The analysis, judgment, and results of the asset appraisal report issued by the asset appraisal agency are limited by the assumptions and restrictive conditions in the report. The users of this report should fully consider the assumptions, restrictive conditions, and notes on special matters outlined in the report and their impact on the conclusions.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

Appraisal Report

Summary

Huayu Xinde PZ [2021] No.J-6226

Entrusted by REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd., Huayu Xinde (Beijing) Asset Appraisal Co., Ltd. assessed the total shareholders’ equity value of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. According to the appraisal purposes, the appraisal object is the total shareholders’ equity value of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.; the appraisal scope is the total assets and liabilities of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. on the base date of appraisal, based on the asset appraisal application form submitted by REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

The base date of appraisal is October 31, 2021.

The value type for this appraisal is market value.

Based on the premise of continuous use and open market, and taking into consideration the actual situation of the appraisal object and various factors, the asset-based approach and income approach were adopted to evaluate the total shareholders’ equity value of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. and draw conclusions.

Based on the appraisal mentioned above and under the condition that the prerequisites and assumptions are fully realized, the following conclusions are drawn:

The result of the asset-based approach: as of the base date of October 31, 2021, the total asset book value of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. was RMB 248,041,900.00 Yuan, the total debt book value was RMB 50,646,900.00 Yuan, and the net asset book value was RMB 197,395,000.00 Yuan. The appraised total assets, total debts, and net assets were RMB 112,030,200.00 Yuan, RMB 50,646,900.00 Yuan, and RMB 61,383,300.00 Yuan.

The result of the income approach: as of the base date of October 31, 2021, the appraised net asset of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. was RMB -38,825,100.00 Yuan.

Considering the prerequisites of the appraisal approaches and the appraisal purposes, the result of the asset-based approach was adopted as the final conclusion, i.e., the total shareholders’ equity value of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. was RMB 61,383,300.00 Yuan.

The users of this report are advised to pay attention to the notes on special matters and subsequent major events outlined in the report when using the appraisal conclusions.

The appraisal conclusions of this report are valid for one year from the base date until October 31, 2022. A second appraisal is needed if the conclusions are made more than one year ago.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

Appraisal Report

Huayu Xinde PZ [2021] No.J-6266

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.: Huayu Xinde (Beijing) Asset Appraisal Co., Ltd. was entrusted by your organization to follow the necessary asset appraisal procedures based on the laws, administrative regulations, and asset appraisal standards to evaluate the market value of the total shareholders’ equity value of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. on October 31, 2021, by the asset-based approach and income approach.

The asset appraisal is now reported as follows:

I.  Overview of the client, the appraisal object and other users of this report agreed in the asset appraisal contract

The client and appraisal object is REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. The users of this report include the client, other users of the report agreed in the asset appraisal contract, and users defined by laws and regulations of China. In addition to the above, any third party who receives the report shall not be considered as a user. The asset appraisal agency and its appraisers shall not be liable for any losses incurred by the misuse of the report by such third parties.

(i) Introduction to the client (appraisal object):

1.  Company Name: REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

2. Unified Social Credit Code: 91469031583922639M

3.  Nature of business: Limited liability Company (invested or controlled by natural person)

4. Registered capital: RMB 118,600,000.00 Yuan

5.  Registered address: No.1, Fazhan Road, Changjiang Circular Economy Industrial Park, Hainan Province (at the south side at 221km of Haiyu West Line)

6. Legal representative: Li Hengfang

7.  Business scope: manufacturing and sales of cement products; R&D, production and sales of concrete blocks, aerated concrete products, gelling agents and products and others building materials, and related engineering technical consulting; processing and sales of various mineral products, gravel, and manufactured sand; sales of cement; treatment of construction waste and solid construction waste; project management, technical consulting and training for comprehensive treatment of discarded mineral products; R&D, production and sales of complete sets of environmental protection equipment. (General business items may be independently operated, and licensed business items may be operated upon the insurance of relevant license or approval documents.) (Projects subject to approval according to law shall only be operated after the approval by relevant departments.)

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

(ii) Overview of other users of this report agreed in the asset appraisal contract

Users of this report include REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd and other report users as may be prescribed by laws and regulations.

II. Purpose of appraisal

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd intends to verify its enterprise value, and the purpose of this appraisal is to determine the total shareholders’ equity of the appraised entity and to provide a basis for the Client to verify the enterprise value.

III. Object and Scope of Appraisal

(i)  According to the purpose of appraisal stated above, the object of this appraisal is the total shareholders’ equity value of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

(ii)  In view of the purpose and object of appraisal stated above, the scope of appraisal covers the total assets and relevant liabilities of the Company as of the base date of appraisal (“Base Date”).

The book value of the Company’s total assets as of the Base Date is RMB 248,041,900.00 Yuan, the book value of its total liabilities is RMB 50,646,900 Yuan and that of its net assets is 197,395,000.00 Yuan.

The types of assets included within the scope of appraisal and the book value thereof are as follows:

Unit: RMB 10,000.00 Yuan

Item	Book value
Current assets	4,447.07
Non-current assets	20,357.12
Including: long-term equity investments	52.45
Fixed assets	14,436.04
Intangible assets	2,692.41
Constructions in progress	3,090.17
Long-term prepaid expenses	86.05
Total assets	24,804.19
Current liabilities	-445.54
Non-current liabilities	5,510.23
Total liabilities	5,064.69
Net assets	19,739.50

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

(iii)  The object and scope in respect of which appraisal is requested are identical to the object and scope involved in the economic activities of the Company.

(iv)  Types, quantity and book amount of assets involved in the conclusions cited from reports issued by other agencies.

None.

IV. Type of value

In view of the purpose and object of appraisal, market value is selected for the appraisal.

Market value means the estimated amount of the value of the object under appraisal in an arm’s length transaction entered into at the Base Date between a willing buyer and a willing seller, each acting reasonably without any duress.

The reason why the market value is selected for the appraisal is because the basic elements of asset appraisal, such as the purpose and object matter of appraisal satisfy the requirements prescribed by the definition of market value.

V. Base Date of Appraisal

The base date of appraisal, as stipulated by the Asset Appraisal Entrustment Contract, is October 31, 2021.

The main consideration for selecting said Base Date is that, the Base Date is close to the time at which the purpose of appraisal is expected to be achieved, so that the appraisal result can effectively serve the purpose of appraisal, and that it would be possible to minimize and avoid significant effect being caused to the appraisal result due to subsequent adjustments occurring after the Base Date.

The prices adopted in the appraisal are price standards effective as of the Base Date.

VI. Basis of appraisal

(i) Economic behavior

None.

(ii) Laws and regulations

1. The Asset Appraisal Law of the People’s Republic of China

2.  Circular on Issues Concerning the Implementation of the VAT Reform on a Countrywide Scale (MOF & SAT, CS [2008] No.170) ;

3.  Circular on Advancing the Business Tax-To-VAT Reform Pilot Program on A Full Scale (MOF & SAT, CS [2016] No.36);

4. Other laws, regulations and rules relating to appraisal.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

(iii) Appraisal standards

1. Basic Standards for Asset Appraisal (CP [2017 No.43]);

2. Code of Professional Ethics for Asset Appraisal (ZPX[2017] No.30);

3.  Code of Practice for Asset Appraisal---Asset Appraisal Procedures (ZPX[2018] No.36);

4. Code of Practice for Asset Appraisal---Asset Appraisal Report (ZPX[2018] No.35);

5.  Code of Practice for Asset Appraisal---Asset Appraisal Entrustment Contract (ZPX[2017] No.33);

6.  Code of Practice for Asset Appraisal---Documentation of Asset Appraisal(ZPX[2018] No.37);

7.  Code of Practice for Asset Appraisal---Asset Appraisal Methods (ZPX[2019] No.35);

8.  Code of Practice for Asset Appraisal---Machinery and Equipment (ZPX [2017] No.39);

9. Quality Control Guide for Asset Appraisal Companies (ZPX [2017] No.46);

10. Guidelines for Types of Value in Asset Appraisal (ZPX [2017] No.47);

11.  Guidelines on the Legal Ownership of the Subject Asset In Asset Appraisal (ZPX [2017] No.48);

(iv) Basis for ownership

1. Purchase voucher for important assets;

2.  Other contracts, legal instruments and documents relating to the acquisition and use of assets by the Company

(v) Basis for the selection of price

12.  Quotation Handbook for Electrical and Mechanical Products in 2020 (The Institute of Mechanical Industry Information Research);

13.  The Schedule of Lending Rates of the People’s Bank of China Implemented from October 24, 2015

14. Onsite discussions conducted and inspection records generated by the appraisers;

15. Data acquired and gathered by the appraisers through market research;

16. Other related information

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

(vi) Other basis of reference

1.  The Schedule of Asset Verification and Declaration provided by REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd;

2.  Handbook of Frequently Used Data and Parameters in Asset Appraisal (Beijing Publishing House of Science and Technology);

3. Other related information.

VII. Appraisal methods

(i) Selection of appraisal method

In order to appraise the enterprise value, it is necessary to analyze the applicability of the basic methods for asset appraisal and correctly select one or several basic methods for asset appraisal in light of relevant factors, such as the purpose of appraisal, the object of appraisal, the type of value and data collection.

Pursuant to Chinese standard for asset appraisal, three basic appraisal approaches can be used to appraise enterprise value, such as the income approach, the market approach and the asset-based approach.

The income approach for appraising enterprise value means a method for determining the value of the subject under appraisal by capitalizing or discounting the expected income. The market approach for appraising enterprise value means a method for determining the value of the subject under appraisal through comparing the subject with a comparable listed company or a comparable case of transaction. The asset-based approach in the appraisal of enterprise value means a method for determining the value of the subject under appraisal through reasonably appraising the balance sheet and off-balance sheet assets/liabilities based on the balance sheet of the appraised company as of the Base Date of appraisal.

According to our understanding of the business nature of the appraised entity, its asset size and history of operation, the predictability of its future revenue and the sufficiency of data obtained for appraisal, and based on a research and analysis of the relevant sector and market on which the appraised entity depends, we believe that the Company has a predictable ability to continue as a going concern and has profitability in the future periods, therefore the conditions for adopting the income approach are satisfied.

Because that a complete set of financial data and documents relating to asset management are available from the appraised entity, there are extensive sources of data and information concerning the re-acquisition cost of assets, the asset-based approach is adopted in this appraisal.

As the equity trading market in China for non-listed companies is relatively under-developed, there are relatively few comparable cases of similar transactions; among listed companies, there are very few companies which match the appraised entity in terms of factors such as lines of business, size of asset and of operation, and if ordinary cases are selected, it would involve a significant amount of correction, thus causing these cases to provide distorted value orientation for the appraisal, and because the conditions for applying the market approach are not satisfied, the market approach is not suitable for this appraisal.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

In view of the analysis above, the appraisal is carried out using the income approach and the asset-based approach, and the appraised value is ultimately determined through analyzing the causes of differences based on a comparison of the conclusions obtained with these two appraisal approaches.

(ii) Description of the asset-based approach

The method for appraising various types of assets and liabilities using the asset-based approach, is as follows:

1. Appraisal of current assets

(1)  Monetary funds: for bank deposits, other monetary funds, a trial balance is prepared using the bank statements and the reconciliation statement of bank balances. After checking for correctness, the book value verified is regarded as the appraised value of monetary funds denominated in RMB.

(2)  Receivables (e.g. accounts receivable, advances to suppliers and other receivables): based on an analysis of economic activities and ageing analysis by examining accounting books and original accounting certificates, the appraisers determine the appraised value of the receivables through conducting a comprehensive analysis of the recoverable amount and the appraised risk loss of future recoverable amount, by combining individual determination with aging analysis.

(3)  Inventories: mainly including finished goods (goods in stock).

Appraisal process:

In this appraisal, the appraised value is obtained by subtracting selling expenses, income tax and a suitable amount of net profit from the tax-excluded selling price.

Appraised value = Actual quantity × Tax-excluded selling price × (1 - Tax and surcharge on product sales - ratio of expenses to sales - Operating margin × Income tax rate - Operating margin × (1 - Income tax rate) × r )

a.  Tax-excluded selling price: the tax-excluded selling price is determined according to the market price before and after the Base Date;

b.  Tax and surcharge on product sales mainly includes urban development tax and education surcharge which are computed and paid based on value-added tax;

c.  The ratio of expenses to sales is computed according to the ratio between various sales-related expenses to sales revenue;

d. Operating margin = Operating profit/Operating revenue

Operating profit = Operating revenue - Operating cost - Tax and surcharge - Selling expenses - Administrative expenses - Financial expenses

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

e. Income tax rate is the tax rate which actually applies to the Company;

f.  “r” is the rate of risk discount on profit realization, because that a certain market risk and uncertainty exist with respect to the future sales of finished goods, the risk is determined according to an investigation conducted at the Base Date and the realization of sales after the Base Date.

(4) Other current assets

Other current assets are prepaid expenses with an amortization period of one year or less. The appraisers have verified the formation and amortization process of various expenses to determine the accuracy thereof, and the verified book value thereof is treated as the appraised value of “other current assets”.

2. Appraisal of electronic equipment

In this appraisal, the replacement cost method is primarily used as the appraisal method.

(1) Determination of full replacement value

For electronic equipment in respect of which prevailing tax-excluded market price is available, the replacement value is determined according to the prevailing market price, allowing for factors such as transportation cost, installation and testing cost, early-period expenses and other expenses. The computing formula is as follows:

Full replacement value of equipment = Prevailing selling price of equipment + Transportation cost and miscellaneous expenses + Installation and testing costs + early-period expenses and other expenses

(2) Newness rate

The newness rate of electronic equipment is mainly calculated using the economic life method taking into account the daily usage condition of the equipment

(3) Computation of the appraised value

Appraised value = Full replacement value × Newness rate

3. Appraisal of long-term prepaid expenses

The computation of long-term prepaid expenses mainly includes prepaid expenses with an amortization period of longer than one year which do not satisfy the condition for capitalization. The appraisers examined the legitimacy, reasonableness and genuineness of various long-term prepaid expenses, got to know the spending and amortization of expenses, and determined the appraised value thereof according to the value of remaining assets or right after the Base Date.

4. Appraisal of liabilities

Current liabilities include accounts payable, advances from customers, accrued payroll, tax payable and other payables. For liabilities, the appraisers verified the book value thereof according to the itemized statements and related financial data provided by the Company, and determined the appraised value based on the liabilities to be actually assumed by the Company.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

(iii) Description of the income approach

1. Prerequisite for application of the income approach

(1) The expected future income of the appraised asset is predictable and can be measured monetarily;

(2)  The risk borne by the asset owner for obtaining the expected income of the asset is predictable and can be measured monetarily;

(3) The expected profit-making period of the appraised asset is predictable.

2. Appraisal method using the income approach

The income approach for appraising enterprise value means a method for determining the value of the subject under appraisal by capitalizing or discounting the expected income.

The specific methods used in the income-approach appraisal include dividend discount method and discounted cash flow method. The dividend discount method means a method by which the value of object under appraisal is determined through discounting the expected dividend. The discounted cash flow method usually includes the Free Cash Flow to The Firm (FCFF) and the Free- Cash Flow to Equity (FCFE) discount model.

3. Basic appraisal logic

In view of the due diligence performed in respect of this appraisal, the Company’s asset structure and the characteristics of its main operations, the basic logic of the appraisal is to estimate the entire shareholders’ equity value (net assets) based on the historical audited accounting statements of the Company, namely, the first thing is to estimate the value of the Company’s operating assets using the discounted cash flow method (DCF) according to the income approach, and then the enterprise value of the Company as a whole is obtained by adding the value of operating assets, the equity value of long-term external investments in respect of which income on external investment is not reflected in the Company’s statements, and the value of other non-operating and surplus assets as of the Base Date, and then the entire shareholders’ equity value (net assets) of the Company is obtained by subtracting the value of interest-bearing liabilities from the enterprise value.

4. Appraisal model

(1) Basic model

The basic model for the appraisal is as follows:

E = B - D

Where: “E” is the entire shareholders’ equity value of the appraised entity

B: the enterprise value of the appraised entity

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

D: the value of the interest-bearing liabilities of the appraised entity

Where: B = P + ∑Ci + Q

Where: “P” is the value of the operating assets of the appraised entity

ΣCi: the value of surplus assets and non-operating assets of the appraised entity existing as of the Base Date

Q: the appraised value of the appraised entity’s long-term equity investment

Ri: the expected income for the “ith” year during the forecast period, as in this appraisal, income is regarded as the Free Cash Flow to the Firm (FCFF).

Rn: the perpetual expected income for the “nth” year and for the periods thereafter

r: Discount rate

n: Income forecast period

(2)	Income indicators

In this appraisal, the Free Cash Flow to the Firm is used as the income indicator for operating assets, and the basic definition thereof is as follows:

Free Cash Flow to the Firm ＝ After-tax net profit + Depreciation and amortization

+ After-tax interest on interest-bearing liabilities - Capital expenditure - Changes in net working capital

(3)	Forecast period

Ruitu Mingsheng Environmental Protection Building Materials (Changjiang) Co., Ltd (the “Company”) is currently operating normally and in the foreseeable future there will not be factors which affect its ability to continue as a going concern, therefore, the income-generating period is regarded as perpetual.

(4)	Discount rate

Discount rate calculation formula:

Discount rate = Risk-free return rate + Risk return rate

Risk return rate = Risk return rate of individual investment + Risk return rate of the industry

Risk return rate of individual investment = Operation risk return rate + Financial risk financial return rate

The risk-free return rate is in principle determined with reference to the yield to maturity of long-term government bonds, usually the average yields of recent government bonds of more than 10 years.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

VIII. Appraisal Process and Relevant Circumstances

Asset appraisal professionals from Huayu Xinde (Beijing) Asset Appraisal Co., Ltd. (“We”, “Our” or “the Company”) assessed the assets and liabilities of the subject of appraisal between November 5 and November 20, 2021. Major appraisal process and relevant circumstances are as follows:

(i) Accept the entrustment

We have reached an agreement with the Client on the basic appraisal matters, including purpose of appraisal, object, scope and base date of appraisal and the rights and obligations of the parties, and have formulated an appraisal plan through negotiation with the Client.

(ii) Preliminary preparation

In view of the reality of the project and the distribution of assets, we have formulated a detailed on-site asset appraisal plan, and organized an appraisal project team accordingly.

In order to facilitate the financial and asset management personnel of REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd. (“the Client”) to understand the process and properly compile relevant materials and ensure the quality of the appraisal materials, we have trained relevant personnel of the Client, and have appointed one of our assessors to help solve problems encountered in the compilation of the asset appraisal materials and help such personnel to conduct a preliminary self-examination of assets and compile required appraisal materials.

(iii) Site survey

Our assessors conducted necessary inspections and verifications of the assets involved in the appraisal project, and conducted necessary due diligence investigation on the operation and management status of the Client between November 5 and November 20, 2021.

1. Asset verification

(1)  Guidance of relevant personnel of the Client in compiling the forms and collection of relevant information

Our assessors helped relevant financial and asset management personnel of the Client meticulously and accurately compile required materials in accordance with requirements in the Appraisal Application Form provided by the assets appraisal authorities and collected the ownership certificates of assets under appraisal and documents and materials reflecting the Client’s financial and operating status

(2) Preliminarily check of the appraisal application form provided by the Client

Our assessors reviewed the relevant information and learned about the status of the objects in the appraisal scope, checked them against the Appraisal Application Form, and initially checked whether there are any incomplete and incorrect statements, undefined items, and unreasonable cross-checking relationships, etc., and furnished our feedback to the Client for further completion, modification and improvement.

(3) Site survey

Referring to the characteristics of the objects and methods of appraisal, our assessors verified the financial and operating data of the main assets, and conducted random checks on the assets included in the appraisal scope.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

(4) Verification of ownership certificates

Our assessors verified the ownership information of main assets of the Client based on the list of assets provided by the Client. Our assessors paid special attention to appraisal objects with legal ownerships not clearly defined, with flawed or complicated ownership or with incomplete ownership. Our assessor required the Client to submit commitment letter or explanations to our satisfaction.

(2) Due diligence investigation

In order to have a clear picture of the operation and management status of the Client and the risks it faces, our assessors conducted necessary due diligence investigation. Our due diligence investigation covers the following:

(1)	Assets and financial, production and operation management of the Client;

(2)	Past appraisals and transactions of the appraisal objects;

(3)	The macro and regional economic factors that affect the production and operation of the Client;

(4)	Other relevant information.

(iv)	Data collection

Our assessors collected appraisal data based on the specific conditions of the appraisal project, including information directly obtained independently from the market and other channels, information obtained from the Client and other relevant parties as well as from government departments, various professional institutions and other relevant sources. We have analyzed, summarized and sorted the collected data to enable us to develop a reliable basis for our final appraisal conclusions.

(v)	Appraisal and estimation

Our assessors have completed required analysis, calculation and judgment by using methods, formula and parameters applicable to the circumstances of the assets and liabilities under appraisal and have developed preliminary appraisal conclusions. The person in charge of the appraisal project have summarized the preliminary conclusions of various asset appraisals and drafted a preliminary appraisal report.

(vi)	Internal audit

On the basis of the above-mentioned work, we have drafted an formal asset appraisal report, exchanged opinions with the Client on the appraisal results, and after comprehensive consideration of the relevant opinions, modified and improved the report by means of our internal asset appraisal reporting system and procedures and finally issued a formal asset appraisal report.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

IX. Appraisal assumptions

1. There will be no major changes in in the national current relevant laws, regulations, policies and macro-economy, or major changes in the political, economic and social environment in the areas where the parties to this transaction are located.

2. The Client will continue to operate as a going concern as of the base date of appraisal.

3. The management of the Client will continue to be responsible and competent for its management responsibilities;

4. Unless otherwise stated, the Client fully complies with all relevant laws and regulations.

5. Accounting policies adopted by the Client remain the same in major aspects as those they have adopted as of this report.

6. The Client will maintain the current business scope, operational methods and directions in major aspects;

7. There will be no substantial change in relevant interest rates, exchange rates, taxing basis and tax rate and governmental charging standard;

8. There will be no unpredictable factor or event of force majeure that may cause substantial adverse impact on the production and business activities of the Client. We assume the foregoing assumptions to be true on the base date of appraisal according to the asset appraisal requirements. Should any substantial change occur in future economic environment, we will not assume any liability for any different appraisal conclusions due to any change of these assumptions.

Users of this report are especially reminded that the analyses, judgments and conclusions contained in this report is subject to the assumptions and limitations related in the Report. If any change occurs to such assumptions and limitations, our appraisal conclusions may be invalid.

X. Conclusion

(i) Results of appraisal using the Asset-based Approach:

As of October 31, 2021, the base date of appraisal, the book value of total assets declared by the Client is RMB 248,041,900.00 Yuan; the book value of total liabilities is RMB 50,646,900.00 Yuan and the book value of the net assets is RMB 197,395, 000.00 Yuan; the estimated value of the total assets is RMB 112,030,200.00 Yuan, a decrease of RMB 136,011,700.00 Yuan; the estimated value of the total liabilities is RMB 50,646,900.00 Yuan, with no increase or decrease; the estimated value of the net assets is RMB 61,383,300.00 Yuan, a decrease of RMB 136,011,700.00 Yuan.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

Summary of the Asset Appraisal

Unit: RMB 10,000.00 Yuan

		Book value	Appraised value	Difference	Appreciation rate
Item		B	C	D=C-B	E=D/B×100%
1	Current assets	4,447.07	455.61	-3,991.46	-89.75
2	Non-current assets	20,357.12	10,747.41	-9,609.71	-47.21
3	Including: long-term equity investments	52.45	-	-52.45	-100.00
4	Investment real property	-	-	-
5	Fixed assets	14,436.04	8,055.00	-6,381.04	-44.20
6	Constructions in progress	3,090.17	-	-3,090.17	-100.00
7	Intangible assets	2,692.41	2,692.41	-
8	Including: Rights to land use	2,692.41	2,692.41	-
9	Long-term expenses to be amortized	86.05		-86.05	-100.00
9	Total assets	24,804.19	11,203.02	-13,601.17	-54.83
10	Current liabilities	-445.54	-445.54	-	-
11	Non-current liabilities	5,510.23	5,510.23	-
12	Total liabilities	5,064.69	5,064.69	-	-
13	Net asset (Owner’s equity)	19,739.50	6,138.33	-13,601.17	-68.90

(ii)	Results of appraisal using the Income Approach:

As of October 31, 2021, the base date of appraisal, the net asset value of the Client is assessed as RMB -38,825,100.00 Yuan, with an impairment of RMB 236,220,100.00 Yuan.

(iii)	Confirmation of Conclusions

We are convinced that the result of appraisal using the asset-based approach, a value of RMB 61,383,300.00 Yuan, better reflects the true value of the Client for the purpose of this appraisal for the following reasons:

As the Client is engaged in the production and sales of physical products and has a large amount of real properties, which are currently unable to generate positive cash flow and operating profits. Therefore, the result of appraisal using the income approach cannot accurately reflect the true value of the Client. Main assets of the Client are fixed assets and other non-current assets. The results of appraisal using the asset-based approach can better reflect the market value of such assets.

Based on the above reasons, we are convinced that the result of appraisal using the asset-based approach better reflects the true value of the appraisal object. Therefore, we choose the result of appraisal using the asset-based approach, a value of RMB 61,383,300.00 Yuan as our final appraisal conclusion.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

XI. Special Notes

(i) Reference to conclusions of appraisal reports issued by other appraisal agencies

None.

(ii) Flaws in documents related to property rights

None.

(iii) Mortgage, guarantee, etc.

No mortgage or guarantee is established on any of the assets within the appraisal scope.

(iv) Restrictions on the appraisal procedures

Our appraisal procedures are not subject to any restriction.

(v) Major matters after the appraisal

None.

(vi) Other matters to be clarified

1.  Our appraisal is based on data and information supplied by the Client. The Client shall be responsible for the authenticity, completeness and legality of such data and information.

2.  Within the validity of the report after the base date, adjustment shall be done in the following manner if there is any change in terms of the quantity of the assets or the pricing standards:

(1)  The amount of assets in this report should be adjusted following the original appraisal approach when the quantity of assets of the Client changes;

(2)  If any change occurs to the pricing standards and the change has material influence on the results of appraisal, the Client shall employ qualified appraisal agency to re-assess the assets;

(3)  If there is any change in the quantity of assets and the pricing after the base date, the Client should give full consideration for necessary adjustments when determining the actual values of the assets.

3. The property owner did not provide the original book value of the asset for this appraisal.

4.  Our assessors did not conduct technical test on the technical parameters and performance of the equipment, but made the judgment by assuming by site survey, assuming that relevant technical documents and operation records supplied by the Client are truthful and valid.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

XII. Notes on Restrictions on the Use of the Report

1.  The conclusions of report shall be for reference for the purposes and uses stated in this report. The conclusion reflects the current fair market price of the appraisal objects determined following the principles of open market for the purpose of this appraisal, and no consideration has been given to the mortgage or guarantee that may be undertaken in the future, any influence of any additional price that may be offered on the price of the assets, or any influence of any change in national macroeconomic policies, the natural forces or other force majeure on prices of the assets. If any of the aforementioned conditions and other circumstances such as the assumption of going concern, as considered when conducting this appraisal changes, the appraisal conclusion will generally be invalid. Neither we nor our assessors will bear the legal responsibilities for the invalidation of the appraisal results due to any change in the aforementioned matters.

2.  The prerequisite for validation of the conclusion of this report is that this economic activity complies with relevant provisions of national laws and regulations and has been approved by relevant authorities. This appraisal report can only be used formally after it has been signed by our assessors and sealed with our official seal.

3.  Neither we nor our assessors will be liable if the Client or any other users of this report fail to use this report in accordance with the laws, administrative regulations or within the scope of use specified in this report.

4.  Nobody but the Client or other users of this report approved in the asset appraisal entrustment contract or national laws and administrative regulations may use this report.

5.  The user of this report shall correctly understand the appraisal conclusion. The appraisal conclusion is not equivalent to the realizable price of the appraisal object, nor should it be considered as a guarantee for the realizable price of the appraisal object.

6.  The conclusion of the report shall be valid for one year from October 31, 2021, the base date of appraisal, to October 31, 2022. After the said one-year period, the assets of the Client should be re-assessed.

XIII. Date of Appraisal Report

The conclusion of this report is formally issued on November 23, 2021.

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

[This is the Signature page]

Legal representative of the appraisal agency:

Assessor(s)

Assessor(s)

Huayu Xinde (Beijing) Asset Appraisal Co., Ltd.

November 23, 2021

REIT Mingsheng Environment Protection Construction Materials (Changjiang) Co., Ltd.

Appraisal of Total Shareholders’ Equity Value

List of Annexes to the Asset Appraisal Report

●	Photocopy of the Corporate Business Licenses of the Client (the entrusting party)

●	Commitment letter of the Client;

●	Commitment letter of the undersigned assessor;

●	Photocopy of the corporate business license of the appraisal agency;

●	Qualification certificate of the undersigned assessor;

●	List of Assets under Appraisal

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